UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 18, 2016

LAKELAND BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

New Jersey	000-17820	22-2953275
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Oak Ridge Road, Oak Ridge, New Jersey		07438
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (973) 697-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On May 18, 2016, Lakeland Bancorp, Inc. (the “Company”) held its 2016 Annual Meeting of Shareholders, for which the Company’s Board of Directors solicited proxies. A total of 41,229,520 shares of the Company’s common stock were outstanding and entitled to vote on the March 30, 2016 record date, and a total of 35,330,540 shares were present in person or represented by proxies at the meeting. The proposals voted upon at the meeting, all of which were approved, and the voting results are as follows:

Proposal 1. With respect to the election of five directors for the terms described in the proxy statement pertaining to the meeting, the votes were as follows:

DIRECTOR	FOR	AUTHORITY WITHELD	BROKER NON-VOTES
Thomas J. Marino	27,710,398	911,559	6,708,583
Robert E. McCracken	27,388,345	1,233,612	6,708,583
Thomas J. Shara	27,677,336	944,621	6,708,583
Stephen R. Tilton, Sr.	26,121,108	2,500,849	6,708,583
Lawrence R. Inserra, Jr.	27,592,274	1,029,683	6,708,583

Proposal 2. With respect to the ratification of KPMG LLP as the Company’s independent registered public account firm for the fiscal year ending December 31, 2016, the votes were as follows (there were no Broker Non-Votes):

FOR: 33,898,457	AGAINST: 1,382,031	ABSTAIN: 50,052

Proposal 3: With respect to the approval, on an advisory basis, of the executive compensation of the Company’s named executive officers as described in the proxy statement, the votes were as follows:

FOR: 26,214,746	AGAINST: 1,842,214	ABSTAIN: 564,977

BROKER NON-VOTES: 6,708,583

Item 8.01.	Other Events.

On May 19, 2016, the Company and Harmony Bank disseminated a joint press release announcing that the Company has received approval from the Federal Deposit Insurance Corporation of the proposed merger of Harmony Bank with and into Lakeland Bank, a wholly-owned subsidiary of the Company. The New Jersey Department of Banking and Insurance approved the merger in April 2016. The proposed merger is subject to the approval of Harmony Bank’s shareholders at a special meeting of shareholders to be held on June 22, 2016, and to certain other conditions. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1	Lakeland Bancorp, Inc. and Harmony Bank joint press release, dated May 19, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Name:	Timothy J. Matteson
Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: May 19, 2016

Exhibit Index

Exhibit 99.1	Lakeland Bancorp, Inc. and Harmony Bank joint press release, dated May 19, 2016.